February 7, 2006
                  Highlights of Consolidated Financial Results
                            for FY2006 Third Quarter
                   (October 1, 2005 through December 31, 2005)

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                            (Billions of yen unless otherwise specified)
---------------------------------------------------------=========================================----------------------
                                   FY2005 Third Quarter   FY2006 Third Quarter  ------------------    FY2006 Forecast
                                    (Oct. 2004 through     (Oct. 2005 through    % of change from   (Apr. 2005 through
                                        Dec. 2004)             Dec. 2005)          FY2005 Third          Mar. 2006)
                                                                                     Quarter
========================================================================================================================
Vehicle sales                                  1,839                   1,980               7.6%                7,950
(Thousand units)
------------------------------------------------------------------------------------------------------------------------
Net revenues                                 4,644.0                 5,333.3              14.8%
------------------------------------------------------------------------------------------------------------------------
Operating income                               422.9                   482.2              14.0%
[Income ratio]                                [9.1%]                  [9.0%]
------------------------------------------------------------------------------------------------------------------------
Income before income taxes,
minority interest and equity in                447.1                   639.9              43.1%
earnings of affiliated companies              [9.6%]                 [12.0%]
[Income ratio]
------------------------------------------------------------------------------------------------------------------------
Net income                                     296.5                   397.5              34.1%
[Income ratio]                                [6.4%]                  [7.5%]
------------------------------------------------------------------------------------------------------------------------
Factors contributing to increases                              Operating income increased by
and decreases in operating                                            59.3 billion yen
income
                                                         (Increase)
                                                         Effects of changes in
                                                            exchange rates                130.0
                                                         Marketing efforts                 60.0
                                                         Cost reduction efforts            30.0

                                                         (Decrease)
                                                         Decrease in the gains
                                                            recognized on the transfer
                                                            of the substitutional portion
                                                            of the employee pension
                                                          fund to the Government          -28.5
                                                         Increases in expenses           -132.2

------------------------------------------------------------------------------------------------------------------------
Exchange rates                             JPY 106/US$                 JPY 117/US$
                                           JPY 137/Euro                JPY 139/Euro
------------------------------------------------------------------------------------------------------------------------
Capital investment                             207.4                     365.0                               1,400.0
(excluding leased vehicles)
------------------------------------------------------------------------------------------------------------------------
Depreciation expenses                          184.1                     236.2                                 880.0
------------------------------------------------------------------------------------------------------------------------
Performance evaluation                                     Increases in net revenues, operating
                                                            income, income before income taxes,
                                                         minority interest and equity in earnings
                                                          of affiliated companies, and net income
---------------------------------------------------------=========================================----------------------

Note: Toyota prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Cautionary Statement with Respect to Forward-Looking Statements

        This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
        A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.